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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              VITRONICS CORPORATION
                            (Name of Subject Company)
                             DTI INTERMEDIATE, INC.
                     DOVER TECHNOLOGIES INTERNATIONAL, INC.
                                DOVER CORPORATION
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                   928503 10 1
                      (CUSIP Number of Class of Securities)

                              ROBERT A. LIVINGSTON
                                 VICE PRESIDENT
                     DOVER TECHNOLOGIES INTERNATIONAL, INC.
                            ONE MARINE MIDLAND PLAZA
                             EAST TOWER, SIXTH FLOOR
                           BINGHAMTON, NEW YORK 13901
                                 (607) 773-2290
           (Name, Address and Telephone Number of Person authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                              ROBERT J. SMITH, ESQ.
                             COUGHLIN & GERHART, LLP
                            ONE MARINE MIDLAND PLAZA
                            EAST TOWER, EIGHTH FLOOR
                           BINGHAMTON, NEW YORK 13901
                                 (607) 723-9511
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                                  TENDER OFFER

         This Statement ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on September 9, 1997 ("Schedule 14D-1"), relating to the offer by DTI Intermediate, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dover Technologies International, Inc., a Delaware corporation ("Dover Technologies"), an indirect wholly owned subsidiary of Dover Corporation, a Delaware corporation ("Dover"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of Vitronics Corporation, a Massachusetts corporation (the "Company") at $1.90 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 9, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

Item 10.          Additional Information.

         (b-c) "Section 14. Conditions of the Offer" incorporated herein by reference is amended on page 25-26 as follows: clause (ii) "the Minimum condition has not been satisfied prior to the Expiration Date" and clause (iii) "at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall occur or shall be deemed by the Purchaser in its judgement reasonably exercised, to have occurred:"

Item 11.          Materials to be filed as Exhibits.

         Item 11 is hereby amended as follows:

         (a)(1) Offer to Purchase dated September 9, 1997 -- Amended Section 14. Conditions of the Offer.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 6, 1997

DTI INTERMEDIATE, INC.


         \s\ John E. Pomeroy
By: _________________________________________
       John E. Pomeroy, President


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Date:  October 6, 1997

DOVER TECHNOLOGIES INTERNATIONAL, INC.


         \s\ John E. Pomeroy
By: _________________________________________
       John E. Pomeroy, President


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Date: October 6, 1997

DOVER CORPORATION


         \s\ John E. Pomeroy
By: _________________________________________
       John E. Pomeroy, Vice President
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                                INDEX TO EXHIBITS


EXHIBIT                                  EXHIBIT
NUMBER

(a)(1) Offer to Purchase dated September 9, 1997 -- Amended Section 14. Conditions of the Offer